

September 13, 2013

Via E-mail
Deng Rong Zhou
Chief Executive Officer
Xiangtian (USA) Air Power Co., Ltd.
c/o Luck Sky International Investment Holdings Limited
Unit 602 Causeway Bay Comm Bldg 1
Sugar Street, Causeway Bay
Hong Kong, People's Republic of China

  Re: **Xiangtian (USA) Air Power Co., Ltd.**
    Item 4.01 Form 8-K
    Filed August 20, 2013
    File No. 000-54520

Dear Mr. Zhou:

    We have reviewed your filing and have the following comment. We think you should amend your filing in response to this comment. If you disagree, we will consider your explanation as to why an amendment is unnecessary. Please be as detailed as necessary in your explanation.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects.

1. Please amend your filing to include all of the information required by Item 304 of Regulation S-K. Specifically, disclose following items:

  a. Whether your former auditor resigned, declined to stand for reelection or was discharged (one of these must be specifically stated in the filing);

  b. The date of resignation or discharge;

  c. Whether the decision was recommended or approved by the Board of Directors or a committee thereof;

  d. Whether the auditor had issued a report in the last two fiscal years containing a disclaimer or adverse opinion, or that was qualified or modified as to uncertainty, audit scope or accounting principles and, if so, describe the nature of each adverse opinion, disclaimer of opinion, modification or qualification;

e. Whether in connection with audits of the two most recent years through the date of resignation or discharge there were any disagreements with the former auditor on any matter which, if not resolved to the satisfaction of the auditor, would have caused the auditor to make reference in its report to the matter. Among other items specified in S-K 304(a)(1)(iv), the filing should describe the subject matter of any such disagreement. Disagreements required to be reported include both those resolved to the satisfaction of the auditor and those not resolved to the satisfaction of the auditor;

f. If there were any reportable events described under S-K 304(a)(1)(v) during the two most recent years and any interim period preceding the former auditor's resignation or discharge;

g. A letter from the auditor addressing the disclosures as Exhibit 16.

Please amend your filing and respond to this comment within five business days or tell us when you will respond. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Any questions should be directed to the undersigned at (202) 551-3308.

Sincerely,

/s/ Patrick Kuhn

Patrick Kuhn
Staff Accountant